United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale informs on the Extraordinary Independent Consulting Committee for Dam Safety

Rio de Janeiro, March 13th, 2019 — Vale S.A. (“Vale”) informs that the Board of Directors decided to change the composition of the Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”) with the sole objective of equipping it with even greater international technical expertise in dams, promoting the integration of Pedro Repetto to this Committee, replacing Alberto Fabrini.

The CIAESB will be dedicated to providing support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s ore dams, also providing recommendations of actions to strengthen safety conditions of those dams.

All the indications for the composition of this committee were based on recommendations of the international consulting company Korn Ferry.

Find below the final composition of the CIAESB:

Flávio Miguez de Mello (external independent member — Chairperson of the committee) — Civil engineer with specialization in hydraulics (1967) from the Federal University of Rio de Janeiro (UFRJ), with master’s degree in Geology Science (1975) from UFRJ. Miguez is a reference in engineering of dams. He has taken courses and trainings in the USA, Canada and Portugal, has been teaching courses at several universities since 1968, has published more than 100 technical papers in Brazil and abroad, and has managed consulting companies and technical institutions in Brazil and abroad, among which, the International Commission of Large Dams, the Brazilian Committee on Dams, the National Academy of Engineering in Brazil, the School of Engineering of UFRJ, and received several academic and professional awards. He has worked on several dam projects in Brazil and abroad.

Willy Lacerda (external independent member) — Graduated in Civil Engineering by Escola Nacional de Engenharia da Universidade do Brasil (1958), Masters’ degree in Geotechnical Engineering from University of California - Berkeley (1969) and PhD in Geotechnical Engineering from University of California - Berkeley (1976). He participated in the creation of the Geotechnical Institute of the city of Rio de Janeiro in 1966. During his teaching as a professor at COPPE - Federal University of Rio de Janeiro (UFRJ), from 1967 to 2007, he supervised over 50 Masters’ theses and 18 PhD dissertations. He has over 150 published papers in journals and academic congress publications. He is currently a collaborating professor at COPPE - Federal University of Rio de Janeiro (UFRJ). He has experience in Civil Engineering, with emphasis in slope stability, mainly acting on the following matters: embankments on soft clay, earth dams, landslides, slope stability, collapsible soils, soil mechanics and tropical soils. He was President at Brazilian Association of Soil Mechanics and Geotechnical Engineering (ABMS) from 1996 to 2000, where he currently is a partner and permanent member of the Board of Directors. Former president of JTC1 — Joint Technical Committee on Landslides and Engineered Slopes, of the following three international societies: ISSMGE, ISRM and IAEG — from 2006 to 2010, where he currently stands as one of its core members. He received the title of Emeritus professor of UFRJ in October 2010. He was nominated for the National Academy of Engineering in Brazil (ANE) in 2012. He was nominated as Eminent Professor by Escola Politécnica of UFRJ in 2015. He is the coordinator of INCT - Geotechnical Institute for Rehabilitation of Slopes and Plains — REAGEO since 2008.

Pedro Repetto (external independent member) — Mr. Repetto is a licensed civil-geotechnical engineer with over 50 years of experience in over 500 projects in 28 countries, including Brazil. Before becoming an independent consultant in 2008, he was Principal and Vice President of URS Corporation in Denver, where he served as Mining Business Line Manager, Office Manager, and Manager of the Engineering Division, the Civil/Geotechnical Group, and the Mining Group. His areas of expertise in the mining industry include tailings storage facilities, heap leach facilities, waste rock dumps, pit slope stability and foundations for mining structures. He has participated in the design and evaluation of dozens of tailings facilities comprising all types of tailings deposition technologies, including conventional slurry, high-density thickened tailings and dry stacking (filtered tailings). Mr. Repetto was a Principal Professor of Geotechnical Engineering at Catholic University of Peru for over 20 years. He served as an expert to the Federal Institute for Geosciences and Natural Resources of Germany for the organization and teaching of continuing education courses on mining wastes, including tailings. He has served as a Principal Investigator or co-Principal Investigator for three National Science Foundation-sponsored earthquake engineering research projects.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 13, 2019		Director of Investor Relations